                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

                          Reading International, Inc.
                     (Formerly Citadel Holding Corporation)
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                                (Name of Issuer)

Class B Voting Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   172862104
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                                 (CUSIP Number)


                  S. Craig Tompkins, Executive Vice President
                          Reading International, Inc.
                       550 South Hope Street, Suite 1825
                         Los Angeles, California 90071


                                With Copies to:


                              Dale E. Short, Esq.
                     Troy & Gould Professional Corporation
                       1801 Century Park East, Suite 1600
                         Los Angeles, California 90067
                                 (310) 553-4441
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 22, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.       [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                          Page 1

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CUSIP NO. 172862 10 4
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   1      Name of Reporting Person
          I.R.S. Identification No. of Above Person (entities only)
          James J. Cotter
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   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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   3      SEC USE ONLY
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   4      Source of Funds (See Instructions)
          See Item 3 below.
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   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                 [ ]
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   6      Citizenship or Place of Organization
          U.S.A.
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                            7     Sole Voting Power
                                  See Item 5 below.
          Number of         ----------------------------------------------------
            Shares          8     Shared Voting Power
         Beneficially                    - 0 -
        Owned by Each       ----------------------------------------------------
          Reporting         9     Sole Dispositive Power
         Person with              See Item 5 below.
                            ----------------------------------------------------
                            10    Shared Dispositive Power
                                         - 0 -
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  11      Aggregate Amount Beneficially Owned by Each Reporting Person
          See Item 5 below.
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  12      Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                              [ ]
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          Percent of Class Represented
  13      by Amount in Row (11)
          See Item 5 below.
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  14      Type of Reporting Person (See Instructions)
          IN
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ITEM 1.  SECURITY AND ISSUER.

     This statement (this "Statement") relates to the class B voting common stock, par value $0.01 per share ("Company Voting Common Stock"), of Reading International, Inc. (formerly Citadel Holding Corporation), a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

ITEM 2.  IDENTITY AND BACKGROUND.

     Items (a)-(c), (f). This Statement is being filed by James J. Cotter. This Statement constitutes Amendment No. 4 to the prior Schedule 13D filed by Mr. Cotter with respect to his ownership of common stock of the Company.

     Mr. Cotter is a citizen of the United States with his principal business address at 550 South Hope Street, Suite 1825, Los Angeles, California 90071. Mr. Cotter's principal occupation and employment are: Chairman of the Board and Chief Executive Officer of the Company.

     Items (d)-(e). Mr. Cotter has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement relates to Mr. Cotter's recent exercise of a stock option to purchase 696,080 shares of the Company's Class B Voting Common Stock at an exercise price of $5.06 per share, or a total of $3,522,165. The exercise price of the stock option was paid by Mr. Cotter's surrender to the Company of 617,924 shares of the Company's class A nonvoting common stock owned by him, valued for this purpose at its current market price of $5.70 per share, as permitted by the terms of such stock option.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Items (a), (b), (e), (h) and (i). Mr. Cotter acquired outright ownership of 696,080 shares of Company Voting Common Stock by virtue of the exercise of his stock option as described in Item 3. The purpose of the transaction was to utilize his shares of the Company's Class A nonvoting common stock to increase his ownership of Company Voting Common Stock to a majority of the outstanding shares of Company Voting Common Stock.

     Under the terms of the Company's recently amended Articles of Incorporation, the Company may not sell or issue additional shares of Company Voting Common Stock representing 5% or more of the then-outstanding shares of Company Voting Common Stock without the approval of holders of a majority of the outstanding shares of Company Voting Common Stock. This provision does not apply, however, to issuances of Company Voting Common Stock pursuant to the exercise of previously outstanding stock options of the Company, so no approval of the shareholders was required or obtained in connection with Mr. Cotter's stock option exercise described above.

     As a consequence of the Company's amended Articles of Incorporation, the Company may not authorize a transaction involving the sale or issuance of shares of Company Voting Common Stock that would cause or change in voting control of the Company without the approval of the holders of a majority of the outstanding shares of Company Voting Common Stock. In light of the fact that Mr. Cotter now owns a majority of the outstanding shares of Company Voting Common Stock as a result of his recent option exercise, it is unlikely that any person could acquire a controlling interest in the Company in the future without Mr. Cotter's approval.

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    Mr. Cotter currently intends to hold his shares of Company Voting Common
Stock for investment purposes. He intends, however, to periodically review his investment in the Company on the basis of various factors, including the Company's business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. Based on such review, Mr. Cotter will take such actions as he deems appropriate in light of the circumstances existing from time to time.

    Items (c), (d), (f), (g) and (j). As previously reported by Mr. Cotter, he has been in the past and will be in the future involved on behalf of the Company in his capacity as a senior executive officer and director of the Company in reviewing and evaluating possible transactions involving the Company, including transactions of the sort described in clauses (a) through
(f) of Item 4 of Schedule 13D. In light of his responsibilities to the Company, Mr. Cotter does not anticipate making any disclosures in connection with his participation in the review and evaluation of such possible transaction separate and apart from relevant disclosures by the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Items (a) - (c). Mr. Cotter owns beneficially 1,023,888 shares of Company Voting Common Stock after giving effect to the recent option exercise described in Item 3 above. Such shares represent approximately 50.4% of the outstanding shares of Company Voting Common Stock. Mr. Cotter has sole voting and dispositive power with respect to such shares.

    The percentage ownership reported above is based upon 2,032,415 shares of Company Voting Common Stock outstanding as of August 28, 2003.

    Except as described herein, Mr. Cotter has not acquired or disposed of, any shares of Company Voting Common Stock during the past 60 days.

    Items (d) - (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as described in Items 3, 4 and 5 of this Statement, Mr. Cotter does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable


                                   Signature

    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 29, 2003


                                               /s/ James J. Cotter
                                               _________________________________
                                               Name: James J. Cotter


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